FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2003

CUSAC GOLD MINES LTD.

(Translation of registrant's name into English)

Suite 911, 470 GRANVILLE ST., VANCOUVER, B.C. Canada, V6C 1V5

(Address of principal executive offices)

Attachments:

1.

Quarterly Report

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

CUSAC GOLD MINES LTD.

(Registrant)

Date: August 29 , 2003

By:

“Guilford H. Brett”

 Guilford H. Brett

Its:

President & CEO

(Title)

Cusac Gold Mines Ltd.

Consolidated Balance Sheets

 (Stated in Canadian Dollars)

	June 30 2003	December 31 2002
Assets	(Unaudited)	(Audited)
Current
Cash and cash equivalents	$ 218,352	$ 223,475
Receivables	1,550	18,047
Prepaid expenses	5,510	7,365
	225,412	248,887
Long-term investments and advances (Note 4)	430,138	363,543
Capital assets, net of accumulated
amortization of $1,950,306 (2002 - $1,927,011))	114,947	18,119
Resource properties (Note 5)	2,211,569	2,211,569
	$ 2,982,066	$ 2,842,118

Liabilities and Shareholders’ Equity

Liabilities
Current:
Accounts payable and accrued liabilities	438,731	514,619
Loans from related parties (Note 8)	15,644	6,246
	454,375	520,865
Shareholders’ equity
Share capital (Note 6)	17,970,382	17,454,916
Contributed surplus	346,324	346,324
Deficit	(15,789,015)	(15,479,987)
	2,527,691	2,321,253
	$ 2,982,066	$ 2,842,118

The accompanying significant accounting policies and notes are an integral part of these financial statements.

Approved by the Board:

“Guilford H. Brett”

Director

“David H. Brett”

Director

Cusac Gold Mines Ltd.

Consolidated Statements of Operations  and Deficit

For the Three Months Ended June 30

 (Unaudited)

	2003	2002
Revenue	$ -	$ -
Expenses
Exploration	27,239	-
Administration	113,285	113,897
Amortization of capital assets	15,368	996
	155,892	114,893
Loss from operations:	(155,892)	(114,893)
Other income
Interest income	1,847	604
Gain on sale of equipment	2,497	612
Loss on sale of investment	-	255
Net loss for the period	(151,548)	(113,932)
Deficit, beginning of period	(15,637,467)	(14,374,788)
Deficit, end of period	$ (15,789,015)	$ (14,488,720)
Net Loss per share – basic and diluted	$ .004	$ .004
Weighted average shares outstanding	33,946,695	28,008,442

The accompanying significant accounting policies and notes are an integral part of these financial statements.

Cusac Gold Mines Ltd.

Consolidated Statements of Operations and Deficit

For the Six Months Ended June 30

 (Unaudited)

	2003	2002
Revenue	$ -	$ -
Expenses
Exploration	85,416	-
Administration	208,356	173,154
Amortization of capital assets	19,772	1,538
	313,544	174,692
Loss from operations:	(313,544)	(174,692)
Other income
Interest income	2,019	604
Gain on sale of equipment	2,497	1,604
Loss on sale of investment	-	(255)
Net loss for the period	(309,028)	(172,739)
Deficit, beginning of period	(15,479,987)	(14,315,981)
Deficit, end of period	$ (15,789,015)	$ (14,488,720)
Net Loss per share – basic and diluted	$ .008	$ .006
Weighted average shares outstanding	36,100,316	27,648,777

The accompanying significant accounting policies and notes are an integral part of these financial statements.

Cusac Gold Mines Ltd.

Consolidated Statements of Cash Flows

For the Three Months Ended June 30

 (Unaudited)

	2003	2002
Cash flows from operating activities
Net loss for the period	$ (151,548)	$ (113,932)
Items not requiring cash
Amortization of capital assets	15,368	996
Gain on sale of equipment	(2,497)	(612)
Loss on sale of investments	-	255
	(138,677)	(113,293)
Net change in
Receivables	20,150	(3,322)
Prepaid expenses	(507)	(8,398)
Accounts payable and accrued liabilities	(38,245)	(60,952)
	(157,279)	(185,965)
Cash flows from financing activities
Related party loans	9,398	(9,376)
Issuance of shares	245,478	238,000
Sahre subscription deposit	(167,981)	104,417
	86,895	333,041
Cash flows from investing activities
Proceeds on sale of equipment	2,497	612
Purchase of capital assets	(63,767	(9,081)
Loss on sale of investments	-	(255)
Investment in and advances to affiliated companies	(62,488)	(47,887)
	(123,758)	(56,611)
(Decrease) increase in cash for the period	194,142	90,465
Cash, beginning of period	412,494	-
Cash, end of period	$ 218,352	$ 90,465

The accompanying significant accounting policies and notes are an integral part of these financial statements.

Cusac Gold Mines Ltd.

Consolidated Statements of Cash Flows

For the Six Months Ended June 30

 (Unaudited)

	2003	2002
Cash flows from operating activities
Net loss for the period	$ (309,028)	$ (172,739)
Items not requiring cash
Amortization of capital assets	19,772	1,538
Gain on sale of equipment	(2,497)	255
Loss on sale of investments	-	(1,604)
	(291,753)	(172,550)
Net change in
Receivables	16,497	(5,303)
Prepaid expenses	1,855	(16,937)
Accounts payable and accrued liabilities	(75,888)	(25,481)
	(349,289)	(220,271)
Cash flows from financing activities
Related party loans	9,398	(21,750)
Issuance of shares	515,466	289,000
Share subscription deposit	-	104,417
	524,864	371,667
Cash flows from investing activities
Purchase of capital assets	(116,600)	(9,081)
Proceeds on sale of equipment	2,497	1,604
Loss on sale of investments	-	(255)
Investment in and advances to affiliated companies	(66,595)	(53,199)
	(180,698)	(60,931)
(Decrease) increase in cash for the period	(5,123)	90,465
Cash, beginning of period	223,475	-
Cash, end of period	$ 218,352	$ 90,465

The accompanying significant accounting policies and notes are an integral part of these financial statements.

Cusac Gold Mines Ltd.

Notes to Consolidated Financial Statements

June 30, 2003

 (Unaudited)

1.

Basis of Presentation

The consolidated interim financial statements included herein, presented in accordance with generally accepted accounting principles in Canada and stated in Canadian dollars, have been prepared by the Company, without audit.

These consolidated interim financial statements do not include all the note disclosures required for annual financial statements and therefore they should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2002.

It is suggested that these interim financial statements should be read in conjunction with the audited financial statements of the Company for the year ended December 31, 2002 and the notes thereto included in the Company’s annual report. The Company follows the same accounting policies in the preparation of interim reports.

These consolidated interim financial statements reflect all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for the fair presentation of the information contained therein. Results of operations and cash flows are not indicative of annual results.

2.

Going Concern

These accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of the assets and the satisfaction of liabilities and commitments in the normal course of business.

The Company’s continued existence, as a going concern is dependent upon its ability to obtain adequate financing arrangements and to achieve profitable operations. The Company plans to raise additional equity and debt capital as necessary to recommence producing gold at the Table Mountain Mine when economically feasible. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments that might arise from this uncertainty.

3.

Nature of Business

Cusac Gold Mines Ltd. (the”Company”) is in the business of exploring, developing and mining resource properties. As at June 30, 2003, the Company is principal asset, the Table Mountain Mine, was non-producing and in a care and maintenance mode. The recoverability of amounts shown for resource properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to recommence producing gold at the Table Mountain Mine as well as the future profitable production or proceeds from the disposition of such properties.

Cusac Gold Mines Ltd.

Notes to Consolidated Financial Statements

June 30, 2003

 (Unaudited)

4.

Long-term Investments and Advances

	June 30 2003	December,31 2002
Investments in common shares
Consolidated Pacific Bay Minerals Ltd.- 5% interest in common shares	$ 45,080	$ 45,080
Knexa Solutions Inc.- 3% interest in common shares	137,064	137,064
	182,144	182,144
Advances
Knexa Solutions Inc.	118,774	75,026
Consolidated Pacific Bay Minerals Ltd.	129,220	106,373
	247,994	181,399
	$ 430,138	$ 363,543

5.

Resource Properties

	June 30 2003	December 31 2002
British Columbia, Canada
Table Mountain Mine, net of amortization and write downs	$ 2,211,569	$ 2,211,569

Golden Loon, cost of claim	26,000	26,000
Less: accumulated write-downs	(26,000)	(26,000)
	-	-
Tulameen Platinum, cost of claim	8,000	8,000
Less: recovery of cost	(8,000)	(8,000)
	-	-
	$ 2,211,569	$ 2,211,569

 Cusac Gold Mines Ltd.

Notes to Consolidated Financial Statements

June 30, 2003

 (Unaudited)

6.

Share capital

Authorized

     5,000,000 preference shares, no par value

100,000,000   common shares, no par value

Issued

Common shares

	Shares Issued	Amount
Balance, January 1, 2003	32,630,356	$ 17,454,916
Issued during the period
Private placement - cash	460,000	167,978
Options exercised	915,000	268,082
Warrants exercised	395,625	79,406
Balance, June 30, 2003	34,400,981	$ 17,970,382

7.

Loans from Related Parties

Loans payable to related parties bearing no interest, security or fixed terms of repayment.

8.

Related Party Transactions

Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

a)

Remuneration paid or payable to directors and officers of the Company was $28,500 for the three months ended June 30, 2003 ($28,500 for the same period in 2002).

b)

The Company received $15,000 for the three months ended June 30, 2003 ($9,750 for the same period in 2002) for rent and administrative services provided to companies with common directors. The full amount is recorded as a reduction of administration expenses.

Transactions with related parties were in the normal course of operations and were measured at the exchange value (the amount of consideration established and agreed to by the related parties).

CUSAC GOLD MINES LTD.

For The Three Months Ended June 30, 2003

SCHEDUALE A:  FINANCIAL STATEMENTS

See financial statements attached

SHCEDULE B:  SUPPLEMENTARY INFORMATION

1.

Analysis of expenses and deferred costs – see financial statements attached

2.

Related party transactions – see note 8 financial statements attached

3.

Options exercised during the Quarter – 170,000

Common share options granted during the quarter – Nil

Options cancelled during the quarter – Nil

4.

a)  Authorized, 100,000,000 common shares, no par value

                             5,000,000 preferred shares, no par value

      Issued,          34,385,381 common shares, and

a)

Warrants and common share stock options outstanding

Warrants,

Exercise Price

Number	Year 1	Year 2	Expiry Date

1,500,000	$0.40	-	October 24, 2003
100,000	-	$0.20	June 17, 2004
60,000	$0.45	-	February 19, 2004
400,000	$0.42	-	March 11, 2004
900,000	$0.17	$0.20	August 1, 2004

2,960,000

Options Outstanding:

Number	Exercise Price	Expiry Date

610,000	$0.25	May 22, 2005
40,000	$0.25	December 9, 2005

750,000

CUSAC GOLD MINES LTD.

For The Three Months Ended June 30, 2003

c) Escrow shares – Nil

d) Directors and Officers:

Guilford H. Brett, President/Director/Officer

David H. Brett, Vice President/Director

Luard J. Manning, Director

Leanora B. Homrig, Officer/Secretary Treasurer

SCHEDULE C:

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR 3 MONTH PERIOD ENDED JUNE 30, 2003

OVERVIEW

Cusac Gold Mines Ltd. is engaged in the business of exploring for, developing and producing precious metals. As reflected on the attached financial statements, no revenues were achieved during the period. Revenues reflected on the statements for years previous were derived from the Company’s Table Mountain Gold Mine in northern British Columbia (“BC”).   Full-time operations at Table Mountain were suspended at the end of 1997 due reduced gold prices and ore grades.

No onsite exploration activity was carried out on the Table Mountain Property during the period primarily due to winter climate conditions.  Company geologists continued to analyze results obtained in prior periods and worked at developing the company’s exploration, development and mining plans for the coming year.

Also during the period activity at the Company’s Tulameen Platinum Joint Venture with Bright Star Ventures Inc was relatively inactive due to winter.  However, subsequent to the end of the period Bright Star commenced drilling on of the joint venture properties.   Results related to this activity are disclosed in the company’s press releases, which can be found at www.cusac.com.

LIQUIDITY AND CAPITAL RESOURCES

During the period, the Company’s expenditures have been financed through equity financing.  Equity financing raised for the period was $515,466.  Accounts payable and accrued liabilities decreased to $438,731 from $476,976 during the period.  Accounts payable and accrued liabilities for this period include accrued management fees payables to directors and $199,141 in accrued taxes and fees levied by the Province of British Columbia.  Management disputes the later charges levied by the Province of BC and is engaged in discussion to resolve the matter and does not expect these accounts to have a significant effect on liquidity and capital resources during the coming year.  Current assets decreased from $439,197 to $225,412 primarily due to depletion of cash.

OUTLOOK

Management is seeking financing to reactivate commercial production at the Table Mountain Mine.  The prospects for obtaining additional funding for production and exploration remain positive in light of the continued strength of the price of gold.

INVESTOR RELATIONS

Investor relations activity during the year consisted of routine shareholder communications.